Consulting Group Capital Markets Funds

Results of a Special Meeting of Shareholders

On January 30, 2006, a Special Meeting of Shareholders was held for the following purpose: 1) to elect Trustees. The following table provides the number of votes cast for or withheld, as well as the number of abstentions and broker non-votes as to each matter voted on at the Special Meeting of Shareholders.

Election of Trustees
Nominees:		Votes For		Authority Withheld
Walter E. Auch		321,957,781.838		11,293,798.350
H. John Ellis		322,221,505.478		11,030,074.710
Armon E. Kamesar	322,213,602.188		11,037,978.000
Stephen E. Kaufman	322,282,346.578		10,969,233.610
John J. Murphy		322,474,934.058		10,776,646.130
R. Jay Gerken		322,205,522.338		11,046,057.850


			Abstentions	Broker Non-Votes

				0		0
				0		0
				0		0
				0		0
				0		0
				0		0